Exhibit 21.1

Subsidiaries of Xstelos Holdings, Inc.

The registrant owns all the outstanding equity interests of Footstar Corporation, a Texas corporation. Footstar Corporation owns all of the outstanding membership interests of Footstar HQ, LLC, a New Jersey limited liability company and 80.5% of the outstanding equity interests of FCB I Holdings, Inc., a Delaware corporation. FCB I Holdings, Inc. owns all of the outstanding equity interests of CPEX Pharmaceuticals, Inc., a Delaware corporation. CPEX Pharmaceuticals, Inc. owns all of the outstanding membership interests of FCB I LLC, a Delaware limited liability company.

All of the subsidiaries referred to herein are included in the Consolidated Financial Statements of the registrant.

The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.